Exhibit 99.1

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED
ABN 86 104 855 067

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terence Sean Harvey
Date of last notice	11 March 2010

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	28 & 29 September 2010
No. of securities held prior to change	49,045 Fully Paid Ordinary Shares
Class	Ordinary shares
Number acquired	150,955 fully paid ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	2,000 at CDN$0.45 11,500 at CDN$0.47 13,000 at CDN$0.48 103,455 at CDN $0.50 21,000 at CDN $0.51

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	200,000 Fully Paid Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Purchase

Part 2 – Change of director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	30/9/2001